Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

July 20, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Stringer and Donna Di Silvio

Re:	Carvana Co.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 1-38073

Dear Mr. Stringer and Ms. Di Silvio:

Carvana Co. (the “Company”) is writing in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 9, 2020, with respect to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 26, 2020 (the “Form 10-K”). The numbered paragraph below sets forth the Staff’s comment in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 63

1.We have reviewed your response to comment 1 and do not concur on the basis that we believe the measure is a tailored accounting principle when the result is anti-dilutive. Adjusting a GAAP measure to more effectively compare your performance relative to other registrants with different organizational and tax structures is not persuasive in supporting the basis for your presentation. Therefore, we believe you should omit earnings per share measures that include the impact of the assumed exchange to the extent the exchange was antidilutive. We would not object to disclosure of the anti-dilutive amounts but we do object to the full earnings per share calculation to the extent anti-dilutive. Refer to

Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company advises the Staff that it will no longer present the impact of the assumed exchange of outstanding LLC Units for shares of Class A common stock in the non-GAAP financial measures for adjusted net loss and adjusted net loss per share in its future filings to the extent that the assumed exchange of LLC units is anti-dilutive.

The Company hopes the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at (512) 217-3905 with any questions.

Sincerely,
/s/ Paul Breaux
Paul Breaux
Vice President, General Counsel and Secretary
Carvana Co.